EXHIBIT 21

DISH DBS CORPORATION AND SUBSIDIARIES

LIST OF SUBSIDIARIES
As of July 15, 2013

Subsidiary	State or Country of Incorporation	Name Doing Business As

DISH Network L.L.C.	Colorado	DNLLC

DISH Operating L.L.C.	Colorado	SATCO

Echosphere L.L.C.	Colorado	Echosphere

DISH Network Service L.L.C.	Colorado	DNSLLC